Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30
	2010	2009	**

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$10,154	3,907
Distributions less than equity in earnings of affiliates	(1,189)	(606)
Fixed charges, excluding capitalized interest*	859	781

	$9,824	4,082

Fixed Charges
Interest and debt expense, excluding capitalized interest	$650	578
Capitalized interest	239	249
Interest portion of rental expense	102	103

	$991	930

Ratio of Earnings to Fixed Charges	9.9	4.4

*Includes amortization of capitalized interest totaling approximately $107 million in 2010 and $99 million in 2009.

**Recast to reflect a change in accounting principle. See Note 2—Changes in Accounting Principles in the company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010, for more information.